UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.3 and 99.4 of this Form 6-K are incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-264063) and the Registration Statement on Form F-10 (Commission File No. 333-288748) of the Registrant, Algoma Steel Group Inc.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated October 29, 2025 regarding financial results for the third quarter of 2025.

99.2	Press release dated October 29, 2025 regarding leadership transition.

99.3	Management’s discussion and analysis for the three and nine months ended September 30, 2025.

99.4	Condensed interim consolidated financial statements for the three and nine months ended September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: October 29, 2025	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and Chief Legal Officer

4